Exhibit 4(h)

                 PLANNED DEATH BENEFIT SETTLEMENT OPTIONS RIDER


This rider is effective as of the date it is attached to Your contract. This rider supercedes any contrary provisions in Your contract and incorporates by reference the provisions of Your tax law qualification rider.

This rider amends the contract by adding the following new provision to the contract.

The Owner may elect that the Beneficiary(s) is to receive all or a portion of the death benefit proceeds, subject to Internal Revenue Code rules and regulations,

1. through an annuity for life or for a period that does not exceed the life expectancy of the Beneficiary,

     or

2. under the terms of the Beneficiary Rider, with the following exception: no surrenders will be allowed other than those payments designed to satisfy at least the required annual minimum distribution amounts or systematic withdrawal amounts if greater, according to your election.

Such election must be made in writing in a form acceptable to us and may only be revoked by the Owner in writing in a form acceptable to us. Upon death of the Owner, the Beneficiary cannot revoke or modify an election made by the Owner on how the death benefit proceeds are to be received.

If the Death Benefit at the time We receive Due Proof of Death is less than $2000, We will only pay a lump sum to the Beneficiary. If any periodic payments due are less than $100, We reserve the right to make annuity payments at less frequent intervals, resulting in a payment of at least $100 per year. If no Beneficiary is alive when death benefits become payable, payment will be made as provided in the contract.


                             /s/ George C. Kokulis

                                    President